SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 Amendment No. 6
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         Electronic Clearing House Inc.
            ---------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    285562500
            ---------------------------------------------------------
                                 (CUSIP Number)

                                   Jay L. Hack
                           Gallet Dreyer & Berkey, LLP
                                845 Third Avenue
                         New York, New York 10022 -6601
                                  212-935-3131
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 2007
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285562500

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1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Melvin Laufer

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

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3 SEC USE ONLY

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4 SOURCE OF FUNDS:

PF

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e) [ ]

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

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                                        7 SOLE VOTING POWER: 650,033

NUMBER OF                               ----------------------------------------
SHARES                                  8 SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                ----------------------------------------
EACH                                    9 SOLE DISPOSITIVE POWER: 650,033
REPORTING
PERSON                                  ----------------------------------------
WITH                                    10 SHARED DISPOSITIVE POWER

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

650,033

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

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14 TYPE OF REPORTING PERSON: IN

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                                        2

This amendment amends a Schedule 13D of Melvin Laufer filed on July 9, 2003, as previously amended by Amendment 1 filed on August 11, 2003, Amendment 2 filed on September 12, 2003, Amendment 3 filed January 8, 2004, Amendment 4 filed on September 7, 2004 and Amendment 5 filed on August 14, 2007 (together, the "Schedule"). Items 2, 3 and 5 of the Schedule are amended as set forth below to reflect the purchase of additional shares of stock of the Issuer. Other than as set forth below, to the best knowledge of the Reporting Person, there has been no material change in Items 1, 4, 6 or 7 of the Schedule.

This amendment is being filed voluntarily to report purchases of additional shares of the issuer aggregating less than 1% of the shares of the issuer outstanding. The filing of this amendment should not be deemed an admission by the reporting person that a purchase of the additional shares reported herein represents a material change in his ownership.

Amendment of Item 2. Identity and Background.

The address of R. L. Plastics, Inc. has changed. The current address is 106-24 Avenue D, Brooklyn, New York 11236.

Amendment of Item 3. Source and Amount of Funds or Other Consideration

The additional acquired since the filing of Amendment No. 6 were purchased for an aggregate purchase price of $693,230.35 using personal funds.

Amendment of Item 5. Interest in Securities of the Issuer

At November 5, 2007, the aggregate number of shares beneficially owned by Mr. Laufer was 650,033 shares. Mr. Laufer possesses sole voting and sole dispositive power as to all of those shares.

The following table shows all purchases of the Issuer's stock by Mr. Laufer in the last 60 days. All the following transactions were completed through brokers on the open market.

                                                    Aggregate
             Number of    Purchase                Purchase Price
              Shares       Price                     Without
             Purchased   Per Share   Trade Date    Commission
             ---------   ---------   ----------   --------------
                100      $  12.700   10/26/2007   $     1,270.00
                100      $  12.700   10/26/2007   $     1,270.00
                100      $  12.670   10/26/2007   $     1,294.00
                200      $  12.700   10/26/2007   $     2,540.00
                200      $  12.700   10/26/2007   $     2,567.00
                200      $  12.750   10/26/2007   $     2,577.00
                800      $  12.750   10/26/2007   $    10,200.00
                100      $  12.700   10/26/2007   $     1,270.00
                200      $  12.700   10/26/2007   $     2,540.00
                 94      $  12.400   10/23/2007   $     1,192.60
                900      $  12.610   10/23/2007   $    11,376.00

                                                    Aggregate
             Number of    Purchase                Purchase Price
              Shares       Price                     Without
             Purchased   Per Share   Trade Date    Commission
             ---------   ---------   ----------   --------------
                700      $  12.530   10/22/2007   $     8,771.00
                100      $  12.530   10/22/2007   $     1,280.00
                400      $  12.390   10/19/2007   $     4,956.00
                100      $  12.390   10/19/2007   $     1,239.00
                100      $  12.420   10/19/2007   $     1,269.00
                500      $  12.180   10/19/2007   $     6,117.00
               1500      $  12.260   10/19/2007   $    18,417.00
                 42      $  12.390   10/19/2007   $       547.38
                300      $  12.490   10/19/2007   $     3,747.00
                100      $  12.520   10/19/2007   $     1,279.00
                100      $  12.530   10/19/2007   $     1,253.00
                200      $  12.420   10/19/2007   $     2,484.00
                300      $  12.490   10/19/2007   $     3,774.00
                400      $  12.490   10/19/2007   $     4,996.00
                100      $  12.190   10/18/2007   $     1,246.00
                100      $  12.180   10/18/2007   $     1,218.00
                100      $  12.180   10/18/2007   $     1,245.00
                100      $  12.190   10/18/2007   $     1,219.00
                100      $  12.200   10/18/2007   $     1,220.00
                  1      $  12.200   10/18/2007   $        39.20
               1800      $  12.190   10/18/2007   $    21,942.00
                100      $  11.900   10/17/2007   $     1,190.00
                200      $  11.910   10/17/2007   $     2,382.00
                100      $  11.900   10/17/2007   $     1,217.00
                355      $  11.880   10/17/2007   $     4,217.40
                100      $  11.880   10/17/2007   $     1,215.00
                100      $  11.970   10/17/2007   $     1,197.00
                 50      $  11.970   10/17/2007   $       625.50
                300      $  11.970   10/17/2007   $     3,591.00
                100      $  11.910   10/17/2007   $     1,218.00
               1500      $  11.880   10/17/2007   $    17,820.00
                300      $  11.850   10/16/2007   $     3,555.00
                100      $  11.850   10/16/2007   $     1,212.00
                100      $  11.850   10/16/2007   $     1,185.00
                 50      $  11.670   10/16/2007   $       610.50
                300      $  11.830   10/16/2007   $     3,549.00
                100      $  11.830   10/16/2007   $     1,210.00
                100      $  11.850   10/16/2007   $     1,185.00
                100      $  11.850   10/16/2007   $     1,185.00
                100      $  11.850   10/16/2007   $     1,185.00
                100      $  11.850   10/16/2007   $     1,185.00
                300      $  11.850   10/16/2007   $     3,582.00
                100      $  11.850   10/16/2007   $     1,185.00
                100      $  11.850   10/16/2007   $     1,212.00
                100      $  11.800   10/15/2007   $     1,180.00
                100      $  11.800   10/15/2007   $     1,180.00
                100      $  11.650   10/15/2007   $     1,192.00

                                                    Aggregate
             Number of    Purchase                Purchase Price
              Shares       Price                     Without
             Purchased   Per Share   Trade Date    Commission
             ---------   ---------   ----------   --------------
                100      $  11.790   10/15/2007   $     1,206.00
                200      $  11.800   10/15/2007   $     2,360.00
                100      $  11.800   10/15/2007   $     1,207.00
                100      $  11.800   10/15/2007   $     1,180.00
                200      $  11.800   10/15/2007   $     2,360.00
                477      $  11.680   10/12/2007   $     5,598.36
                400      $  11.750   10/12/2007   $     4,700.00
                100      $  11.750   10/12/2007   $     1,202.00
                100      $  11.680   10/11/2007   $     1,168.00
               2500      $  11.700   10/11/2007   $    29,250.00
                 36      $  11.680   10/11/2007   $       447.48
                100      $  11.580   10/11/2007   $     1,185.00
                100      $  11.580   10/11/2007   $     1,158.00
                100      $  11.700   10/11/2007   $     1,170.00
               2300      $  11.580   10/11/2007   $    26,634.00
                100      $  11.580   10/11/2007   $     1,158.00
                400      $  11.580   10/11/2007   $     4,632.00
                100      $  11.700   10/11/2007   $     1,170.00
                100      $  11.700   10/11/2007   $     1,197.00
                100      $  11.520   10/10/2007   $     1,179.00
               1900      $  11.550   10/10/2007   $    21,972.00
               3200      $  11.540    10/9/2007   $    36,928.00
                100      $  11.550    10/9/2007   $     1,155.00
                100      $  11.550    10/9/2007   $     1,155.00
                100      $  11.540    10/9/2007   $     1,154.00
                800      $  11.540    10/9/2007   $     9,232.00
                100      $  11.540    10/9/2007   $     1,154.00
                100      $  11.540    10/9/2007   $     1,154.00
                100      $  11.540    10/9/2007   $     1,154.00
                100      $  11.540    10/9/2007   $     1,154.00
                100      $  11.350    10/9/2007   $     1,162.00
                100      $  11.540    10/9/2007   $     1,181.00
                100      $  11.540    10/9/2007   $     1,154.00
                100      $  11.540    10/9/2007   $     1,154.00
                100      $  11.540    10/9/2007   $     1,154.00
                100      $  11.540    10/9/2007   $     1,154.00
                200      $  11.560    10/9/2007   $     2,312.00
                700      $  11.560    10/9/2007   $     8,092.00
                 14      $  11.560    10/9/2007   $       161.84
                300      $  11.560    10/9/2007   $     3,495.00
                200      $  11.520    10/9/2007   $     2,331.00
                486      $  11.560    10/9/2007   $     5,618.16
               2300      $  11.560    10/9/2007   $    26,588.00
                100      $  11.540    10/9/2007   $     1,154.00
                100      $  11.540    10/9/2007   $     1,154.00
                100      $  11.540    10/9/2007   $     1,154.00
                100      $  11.540    10/9/2007   $     1,154.00

                                                    Aggregate
             Number of    Purchase                Purchase Price
              Shares       Price                     Without
             Purchased   Per Share   Trade Date    Commission
             ---------   ---------   ----------   --------------
                200      $  11.550    10/9/2007   $     2,310.00
                100      $  11.550    10/9/2007   $     1,155.00
                100      $  11.550    10/9/2007   $     1,155.00
                100      $  11.350    10/8/2007   $     1,135.00
                 50      $  11.110    10/8/2007   $       582.50
               2800      $  11.350    10/8/2007   $    31,780.00
                100      $  11.350    10/8/2007   $     1,162.00
                530      $  10.300    9/24/2007   $     5,486.00
                420      $  10.300    9/24/2007   $     4,326.00
                100      $  10.180    9/19/2007   $     1,045.00
                300      $  10.180    9/19/2007   $     3,054.00
                160      $  10.200    9/19/2007   $     1,632.00
                440      $  10.200    9/19/2007   $     4,515.00
                200      $   9.980     9/6/2007   $     2,023.00
                100      $  10.020     9/5/2007   $     1,002.00
                100      $  10.010     9/5/2007   $     1,028.00
                800      $  10.260     9/5/2007   $     8,208.00
                100      $  10.260     9/5/2007   $     1,053.00
                100      $  10.260     9/5/2007   $     1,026.00
                100      $  10.013     9/5/2007   $     1,001.25
                200      $  10.020     9/5/2007   $     2,030.98
                200      $   9.870     9/5/2007   $     2,001.00
                500      $  10.014     9/5/2007   $     5,007.00
                500      $  10.020     9/5/2007   $     5,010.00
                100      $  10.020     9/5/2007   $     1,002.00

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2007

                                                 /s/ Melvin Laufer
                                                 -----------------
                                                 Melvin Laufer